

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2015

<u>Via E-Mail</u>
Dr. Stephen R. Clarke
Chief Executive Officer
Aqua Metals, Inc.
501 23rd Avenue
Oakland, CA 94606

Re: **Aqua Metals, Inc.**
Registration Statement on Form S-1
Filed June 9, 2015
File No. 333-204826

Dear Dr. Clarke:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Notes to the Consolidated Financial Statements</u>

<u>3. Intellectual Property, page F-11</u>

1.   We note from your footnote disclosure that on July 3, 2014 five founding shareholders contributed rights to certain intellectual property in exchange for 4,512,000 shares and the consideration was recorded as intellectual property valued at $1,059,000. We further note the disclosure on page II-2 which indicates that in June 2014 you sold 4,800,000 shares to your seven founding shareholders in consideration of their contribution of $39,837 of cash and a patent application and related intellectual property valued at $637,158. It appears you may be depicting the amount recorded as additional paid-in capital, rather than the full amount ascribed to intellectual property. Otherwise, explain to us the amount you disclose on page II-2. Please also address the disclosure inconsistency regarding the date of the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker (Staff Accountant) at 202-551-3732 or Kevin Stertzel (Staff Accountant) at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: <u>Via E-Mail</u>
Daniel K. Donahue
Greenberg Traurig, LLP